OMB Number       3235-0145
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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*


                                 MOOG INC.
                             (Name of Issuer)


                           Class B Common Stock
                      (Title of Class of Securities)


                                615394-30-1
                              (CUSIP Number)


    Paul N. Edwards, Esq., Phillips, Lytle, Hitchcock, Blaine & Huber,
    3400 Marine Midland Center, Buffalo, N.Y.  14203 (716) 847-7020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                            October 31, 1994
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Christian F.P. Aubrecht
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 5,481 Class A shares; 7,308 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             5,481 Class A shares; 7,308 Class B shares

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,481 Class A shares; 7,308 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1% Class A; .4% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Johannes A.S. Aubrecht
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 2,856 Class A shares; 3,808 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             2,856 Class A shares; 3,808 Class B shares

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,856 Class A shares; 3,808 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .05% Class A; .2% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Nancy M. Aubrecht
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 29,569 Class A shares; 39,658 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            823 Class A shares; 1,099 Class B shares

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             29,569 Class A shares; 39,658 Class B shares

                    10   SHARED DISPOSITIVE POWER

                         823 Class A shares; 1,099 Class B shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               30,392 Class A shares; 40,757 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .5% Class A; 2.4% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Richard A. Aubrecht
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 90 Class A shares; 5,879 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            26,427 Class A shares; 35,583 Class B shares

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             90 Class A shares; 5,879 Class B shares

                    10   SHARED DISPOSITIVE POWER

                         26,427 Class A shares; 35,583 Class B shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               26,517 Class A shares; 42,561 Class B shares
               (See Item 5 for further information.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .4% Class A; 2.5% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Albert K. Hill



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               N/A


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 0

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            0

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             0

                    10   SHARED DISPOSITIVE POWER

                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Douglas B. Moog
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 42,595 Class A shares; 57,026 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            25,604 Class A shares; 34,484 Class B shares

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             42,595 Class A shares; 57,026 Class B shares

                    10   SHARED DISPOSITIVE POWER

                         25,604 Class A shares; 34,484 Class B shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               68,199 Class A shares; 91,510 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.1% Class A; 5.5% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Susan L. Moog
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 39,945 Class A shares; 53,491 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            25,604 Class A shares; 34,484 Class B shares

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             39,945 Class A shares; 53,491 Class B shares

                    10   SHARED DISPOSITIVE POWER

                         25,604 Class A shares; 34,484 Class B shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               65,549 Class A shares; 87,975 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.1% Class A; 5.2% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jeanne M. Moog
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 16,375 Class A shares; 29,427 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             16,375 Class A shares; 29,427 Class B shares

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               16,375 Class A shares; 29,427 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .3% Class A; 1.8% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Rachel C. Moog
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 4,247 Class A shares; 5,266 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            4,267 Class A shares; 5,747 Class B shares

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             4,267 Class A shares, 5,747 Class B shares

                    10   SHARED DISPOSITIVE POWER

                         4,267 Class A shares, 5,747 Class B shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,514 Class A shares; 11,013 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1% Class A; .7% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sandra A. Moog
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 139 Class A shares; 8,765 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            4,267 Class A shares; 5,747 Class B shares

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             139 Class A shares; 8,765 Class B shares

                    10   SHARED DISPOSITIVE POWER

                         4,267 Class A shares; 5,747 Class B shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,406 Class A shares; 14,512 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1% Class A; .9% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Catherine A. Silliman (Del Vecchio)
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 5,481 Class A shares; 7,308 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             5,481 Class A shares; 7,308 Class B shares

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,481 Class A shares; 7,308 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1% Class A; .4% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               James R. Silliman, Jr.
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 5,481 Class A shares; 7,308 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             5,481 Class A shares; 7,308 Class B shares

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,481 Class A shares; 7,308 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1% Class A; .4% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Constance Kent Moog Silliman
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            17,070 Class A shares; 22,990 Class B shares

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH

                    10   SHARED DISPOSITIVE POWER

                         17,070 Class A shares; 22,990 Class B shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,070 Class A shares; 22,990 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .3% Class A; 1.4% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               John D. Silliman
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 3,881 Class A shares; 7,308 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             3,881 Class A shares; 7,308 Class B shares

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,881 Class A shares; 7,308 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1% Class A; .4% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Michael K. Silliman
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 5,481 Class A shares; 7,308 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             5,481 Class A shares; 7,308 Class B shares

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,481 Class A shares; 7,308 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .1% Class A; .4% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!
















































PAGE

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Susan M. Silliman
               ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ x ]
                                                                 (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

               OO, PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               [   ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 2,856 Class A shares; 3,808 Class B shares

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             2,856 Class A shares; 3,808 Class B shares

                    10   SHARED DISPOSITIVE POWER



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,856 Class A shares; 3,808 Class B shares


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .05% Class A; .2% Class B


14   TYPE OF REPORTING PERSON*

               IN


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

          This Statement relates to 279,251 shares, or 16.6%, of the outstanding Class B Common Stock, $1.00 par value, of Moog Inc. (the "Company") which is subject to the Moog Family Agreement as to Voting (the "Agreement"). Also subject to the Agreement are 190,904 shares, or 3.2% of the outstanding class, of Class A Common Stock, $1.00 par value, of the Company (together with the Class B Common Stock, the "Securities"). The names of the Company's principal executive officers, each of whose address is c/o Moog Inc., Jamison at Seneca, East Aurora, New York 14052, are as follows:

     Robert T. Brady                 Philip H. Hubbell
     President                       Vice President
     Chief Executive Officer
     Director                        Stephen A. Huckvale
                                     Vice President
     Richard A. Aubrecht
     Chairman of the Board           Robert H. Maskrey
     Director                        Vice President

     Robert R. Banta                 Kenneth G. Smith
     Executive Vice President        Vice President
     Chief Financial Officer
     Assistant Secretary             Richard C. Sherrill
     Director                        Vice President

     Joe C. Green                    William P. Burke
     Executive Vice President        Treasurer
     Chief Administrative Officer
     Director                        John B. Drenning
                                     Secretary
     Kenneth D. Garnjost
     Vice President, Engineering

Item 2.   Identity and Background.

          This Statement is filed by each of the persons subject to the Agreement, c/o Moog Inc., Jamison Road, East Aurora, New York 14052. The persons subject to the Agreement are, alphabetically, Christian F.P. Aubrecht, Johannes A.S. Aubrecht, Nancy M. Aubrecht, Richard A. Aubrecht, Albert K. Hill,
Douglas B. Moog, Jeanne M. Moog, Rachel C. Moog, Sandra A. Moog, Susan L. Moog, Susan M. Silliman, Catherine A. Silliman
(Del Vecchio), Constance Kent Moog Silliman, James R.
Silliman, Jr., John D. Silliman and Michael K. Silliman, (whose shares are not covered by the Agreement) (together, the "Parties" and each individually, a "Party"). Each Party is a United States citizen.

          For each Party, the address, present principal occupation or employment and the name, principal business and address of the organization in which such employment is conducted is as follows:

         Name                 Address                  Occupation
                                                       (Business Name
                                                         & Address)

Christian F.P. Aubrecht  105 Park Place           President
                         East Aurora, NY  14052   C.B.Q. Consulting, Inc.
                                                  701 Seneca Street
                                                  Buffalo, NY  14210

Johannes A.S. Aubrecht   111 South Lincoln Avenue PhD Candidate in
                         Apartment 208            Engineering
                         Urbana, IL 61801         University of Illinois
                                                  Urbana, IL 61801

Nancy M. Aubrecht        308 Stonehenge Drive     Housewife
                         Orchard Park, NY 14127

Richard A. Aubrecht      308 Stonehenge Drive     Chairman of the Board
                         Orchard Park, NY 14127   Moog Inc.
                                                  Jamison Road
                                                  East Aurora, NY 14052

Douglas B. Moog          1010 Cayuga Street, N.   PhD Candidate in
                         Ithaca, NY 14850         Engineering
                                                  Cornell University
                                                  Ithaca, NY 14853

Jeanne M. Moog           49 Brantford Place       Director of Human
                         Buffalo, NY 14222        Resources
                                                  Home Care Support
                                                  Services
                                                  901 Washington Street
                                                  Buffalo, NY 14203

Rachel C. Moog           340 11th Street          Production Manager
                         Apartment 1A             Kirshenbaum & Bond
                         Brooklyn, NY 11215       New York City, NY

Sandra A. Moog           29 Mosswood Road         Student
                         Berkeley, CA 94704       University of California
                                                  Berkeley, CA

Susan L. Moog            8 Fox Chapel             Registered Nurse
                         Orchard Park, NY 14127   Nurse Finders
                                                  Delaware Avenue
                                                  Buffalo, NY

Catherine A. Silliman    70 Hunters Ridge         Junior Cost Analyst
(Del Vecchio)            Apartment 6              Moog Controls Inc.
                         Orchard Park, NY 14217   300 Jamison Road
                                                  East Aurora, NY 14052

Constance Kent Moog      78 Roycroft Circle       Unemployed
Silliman                 East Aurora, NY 14052

John D. Silliman         78 Roycroft Circle       Student
                         East Aurora, NY 14052    Canisius College
                                                  Buffalo, NY

James R. Silliman, Jr.   315 Windsor Lane         Senior Project Engineer
                         East Aurora, NY 14052    Moog Inc.
                                                  Jamison Road
                                                  East Aurora, NY 14052

Michael K. Silliman      118 Wexford Place        Materials Manager
                         Webster, NY 14580        Bausch & Lomb
                                                  Rochester, NY

Susan M. Silliman        78 Roycroft Circle       Student
                         East Aurora, NY 14052    Rochester Inst. of
                                                  Technology
                                                  Rochester, NY



          During the last five years, none of the Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          See Item 4 below.

Item 4.   Purpose of Transaction.

          On October 31, 1994, the Estate of Jane B. Moog distributed 119,753 Class B shares, representing 7.1% of the class, and 86,348 Class A shares, or 1.4% of the class, to the appropriate beneficiaries under the Last Will and Testament of Jane B. Moog. The distributed shares thereby became subject to the Agreement.

          Except as noted below, none of the Parties have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

          Certain Parties may sell a limited number of shares from time to time.

Item 5.   Interest in Securities of the Issuer.

          Class B shares are convertible into Class A shares on a one-for-one basis at any time, at the option of the shareholder. Presently, 279,251 Class B shares, or 16.6% of the outstanding class, and 190,904 Class A shares, or 3.2% of the outstanding class, are subject to the Agreement. Neither these figures nor the table below include currently exercisable options to purchase 40,500 Class A and 34,000 Class B shares, or 17,222 shares of Series B Preferred Stock (each share of which is convertible into
 .086 Class A share), held by Richard A. Aubrecht.

          The following table presents direct ownership of
securities by each group member, except as otherwise explained below.
          Name                        Number of Shares
                                   Class A        Class B

Christian F.P. Aubrecht             5,481          7,308
Johannes A.S. Aubrecht              2,856          3,808
Nancy M. Aubrecht                  30,392         40,757
Richard A. Aubrecht                26,517         42,561
Albert K. Hill                          0              0
Douglas B. Moog                    68,199         91,510
Jeanne M. Moog                     16,375         29,427
Rachel C. Moog                      8,514         11,013
Sandra A. Moog                      4,406         14,512
Susan L. Moog                      65,549         87,975
Catherine A. Silliman
  (Del Vecchio)                     5,481          7,308
Constance Kent Moog Silliman       17,070         22,990
John D. Silliman                    3,881          7,308
James R. Silliman, Jr.              5,481          7,308
Michael K. Silliman                 5,481          7,308
Susan M. Silliman                   2,856          3,808

          The Last Will and Testament of Jane B. Moog established trusts for the benefit of Rachel C. Moog, Sandra A. Moog and Constance Kent Moog Silliman, pursuant to which Richard A. Aubrecht, Douglas B. Moog and Susan L. Moog, as trustees, share the power to vote and dispose of 25,604 Class A shares, or .4% of the outstanding class, and 34,484 Class B shares, or 2.1% of the outstanding class. Such shares are shown as beneficially owned by each trustee as well as by the appropriate beneficiary.

          Richard A. Aubrecht and Nancy M. Aubrecht jointly own
823 Class A shares and 1,099 Class B shares. Such shares are shown as beneficially owned by each joint owner.

          None of the Parties has transacted in Moog stock during the sixty day period immediately prior to filing.

Item 6.   Contracts, Etc. with Respect to Securities of the
          Issuer.

          The Agreement, which is attached hereto as Exhibit A, was made in September, 1982 by and among William C. Moog ("WCM"), Jane B. Moog ("JBM"), Richard A. Aubrecht ("RAA"), Nancy Moog Aubrecht ("NMA"), Constance Moog Silliman ("CMS"), Jeanne M. Moog ("JMM"), Douglas B. Moog ("DBM"), Susan L. Moog ("SLM"), James R. Silliman, Jr. ("JRS"), Michael K. Silliman ("MKS") (collectively, "Holders"), and Albert K. Hill ("AKH"). Since then, WCM has been permitted to remove his shares from the Agreement and resign as an Elector (as defined below), and JBM has died. Accordingly, references to the Holders do not include WCM or JBM.

     Shares held by the Holders in their own right or in various capacities, such as custodians, trustees, trust beneficiaries, custodial beneficiaries, etc., are covered by the Agreement.
Each Holder agreed that all the shares of Moog stock or other voting stock of Moog, now or hereafter beneficially owned by them, directly or indirectly, will at all times be held subject to the Agreement. Pursuant to the Agreement, each of the Holders granted an irrevocable proxy covering that Holder's shares of Moog stock to the "Electors" under the Agreement, who presently are RAA, CMS, JMM, DBM, SLM and AKH. The Electors determine how the shares subject to the Agreement are voted, by a vote of 2/3 of their number. The same approval requirement applies to conversion by a Holder of Class B into Class A Common Stock.

          The Agreement provides that in the case of death, resignation or removal of any Elector, such Elector's eldest living child shall be the successor unless the Elector has appointed a successor in writing, which successor must be the Elector's spouse or a descendant who is bound by the terms of this Agreement.

          Each of the Holders agreed not to sell, transfer, pledge, assign or otherwise in any manner dispose of or encumber any shares subject to the Agreement unless he or she has first offered to sell such shares to the other Holders and thereafter to Company as provided in the Agreement. The only exception to this restriction allows transfers directly or indirectly to or for the benefit of another Holder, including the spouse or descendant of a Holder if subject to the Agreement.

          The Agreement continues in force until December 31, 2015, and from year to year thereafter unless any Holder gives notice to the others in writing of his or her election to terminate the Agreement on December 31 of such year. The Agreement also terminates upon the occurrence of any one of the following events:

          1.   Cessation of Moog's business;
          2.   Bankruptcy, receivership or dissolution of Moog;
          3. Mutual agreement of the holders of 85 percent of the shares of Moog stock subject to the Agreement;
          4. Whenever there is only 1 surviving Holder bound by the Agreement; or
          5. Upon 5 days notice by the Company that 2/3 of the holders of record of shares entitled to vote thereon have approved a merger, consolidation, reorganization, or plan for liquidation, dissolution or sale of substantially all of the Company's assets.

          Any disputes arising under the Agreement are subject to binding and conclusive arbitration in accordance with the then existing rules of the American Arbitration Association.

          In addition to the Agreement, the Holders have also entered into a Joint Filing Agreement which is attached hereto as Exhibit B.

Item. 7.  Material to be Filed as Exhibits.

          A.   Moog Family Agreement as to Voting.
          B.   Joint Filing Agreement.
          C.   Power of Attorney.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  July 13, 1995                    Christian F.P. Aubrecht*
     Date                          Christian F.P. Aubrecht


  July 13, 1995                    Johannes A.S.  Aubrecht*
     Date                          Johannes A.S. Aubrecht


  July 13, 1995                    Nancy M. Aubrecht*
     Date                          Nancy M. Aubrecht


  July 13, 1995                    Richard A. Aubrecht
     Date                          Richard A. Aubrecht


  July 13, 1995                    Albert K. Hill*
     Date                          Albert K. Hill


  July 13, 1995                    Douglas B. Moog*
     Date                          Douglas B. Moog


  July 13, 1995                    Jeanne M. Moog*
     Date                          Jeanne M. Moog


  July 13, 1995                    Rachel C. Moog*
     Date                          Rachel C. Moog


  July 13, 1995                    Sandra A. Moog*
     Date                          Sandra A. Moog


  July 13, 1995                    Susan L. Moog*
     Date                          Susan L. Moog


  July 13, 1995                    Catherine A. Silliman*
     Date                          Catherine A. Silliman
                                     (Del Vecchio)


  July 13, 1995                    Constance Kent Moog Silliman*
     Date                          Constance Kent Moog Silliman


  July 13, 1995                    James R. Silliman*
     Date                          James R. Silliman

  July 13, 1995                    John D. Silliman*
     Date                          John D. Silliman


  July 13, 1995                    Michael K. Silliman*
     Date                          Michael K. Silliman


  July 13, 1995                    Susan M. Silliman*
     Date                          Susan M. Silliman



*  By:    Richard A. Aubrecht
          Richard A. Aubrecht
          Attorney-in-Fact

                            EXHIBIT A


                      MOOG FAMILY AGREEMENT
                          AS TO VOTING


                     AGREEMENT AS TO VOTING

          AGREEMENT as to voting made on September   , 1982, by
and among WILLIAM C. MOOG ("WCM"), JANE B. MOOG ("JBM"),
RICHARD A. AUBRECHT ("RAA"), NANCY MOOG AUBRECHT ("NMA"),
CONSTANCE MOOG SILLIMAN ("CMS"), JEANNE M. MOOG ("JMM"),
DOUGLAS B. MOOG ("DBM"), SUSAN L. MOOG ("SLM"), JAMES R.
SILLIMAN, Jr. ("JRS") and MICHAEL K. SILLIMAN ("MKS"), (all individually referred to as previously indicated, or as "Holder" and sometimes collectively referred to as "Holders") and ALBERT K. HILL ("AKH").

                    WITNESSETH THAT WHEREAS:

          A. WCM was the founder and motivating force in the organization and success of Moog Inc., a New York corporation
(the "Company"); and

          B. WCM, JBM and RAA are currently Directors and WCM is the Chairman of the Board, president and Chief Executive
Officer and RAA is also an Executive Officer of the Company; and

          C. Holders, in their own right and/or in various capacities, such as custodians, trustees, trust beneficiaries, and custodial beneficiaries, are record and/or beneficial owners of a substantial number of shares of Class A Common Stock and Class D Common Stock, each of $1.00 par value, of the Company; and

          D. WCM and JBM are husband and wife and RAA is their son-in-law and JMM is their daughter-in-law, and NMA, CMS, DBM and SLM are all children of WCM and JBM and JRS and MKS are each grandchildren of WCM and JBM; and

          E. Holders have agreed that the execution of this Agreement is in the best interest of the Company and will serve to promote harmonious relationships among themselves with respect to the management and conduct of the affairs of the Company; and

          F. Holders are entering into this Agreement with the intention that it serve not only as an Agreement as to voting rights as provided for in Section 620(a) of the Business Corporation Law of the State of New York, but also with the intention that it will limit and restrict the sale, pledge, transfer or other disposition of shares of stock of the Company held by the parties to the specific circumstances provided in this Agreement.

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations herein, the parties hereto agree as follows:

          I.   SHARES SUBJECT TO AGREEMENT, VOTING

          1.01 Shares Subject to Agreement. Each Holder, other than WCM and JBM, agrees that all shares of Class A or Class B Common Stock, or other voting stock of the Company, now or hereafter beneficially owned by them, directly or indirectly will at all times be held subject to this Agreement, and that any voting rights relating to any such shares will at all times be exercised solely in accordance with and pursuant to the provisions of Article II of this Agreement, and further, that the restrictions contained in Article III shall at all times be applicable to all such shares. Annex "A" attached hereto lists the shares of WCM and JBM which are subject to this Agreement and also lists the classes of shares, ownership and capacities in which held for all other holders.

          1.02 Release from Agreement. Any shares subject to this Agreement, may be released from some or all of the provisions of this Agreement, for a limited time or on a permanent basis, solely upon a vote taken in accordance with the provisions of Section 2.06 of this Agreement.

          1.03 Irrevocable Proxy. Each of the parties hereto (other than AKH) agrees that promptly upon execution of this Agreement he will deliver to the Electors named in Section 2.01, an irrevocable proxy to vote in accordance with the provisions of this Agreement, all shares of stock held by such party, provided, however, that WCM and JBM will deliver such a proxy only with respect to those shares of stock listed on Annex "A". Such irrevocable proxy shall be in substantially the form of Annex "B" attached hereto, and shall be prepared, executed and delivered in accordance with the provisions of Section 609 of the Business Corporation Law of the State of New York.

          1.04 Additional Parties. Any descendants, or spouses of descendants of WCM and JBM may become parties hereto by signing and acknowledging a writing indicating their intent to be bound by the terms of this Agreement.

          1.05 Legend. Each party agrees that all certificates for shares of stock of the Company owned or held by him which are subject to this Agreement shall bear a legend on the face or reverse thereof, in substantially the following form:

          "Voting rights on the shares represented by this certificate, as well as the sale, transfer, pledge, assignment or encumbrance are restricted by the terms of an Agreement among the registered holder of this certificate and others, a copy of which may be examined during normal business hours at 2300 Main Place Tower, Buffalo, New York 14202."

          II.  ELECTORS, MANNER OF VOTING

          2.01 Electors.  WCM, JBM, RAA, CMS, JMM, DBM, SLM and
AKH are hereby designated as Electors for purposes of taking any action under this Agreement to exercise any voting rights on shares of stock of the Company.

          2.02 Voting Rights of Electors. The Electors (collectively as herein provided) shall have the full and absolute right to vote all shares of Class A and Class B Common Stock of the Company held by the parties in accordance with the provisions of this Agreement. Such voting shall include the election of Directors, the amendment of the Certificate of Incorporation or the By-Laws, the merger or consolidation of the Company, or the disposition of all or substantially all of the assets of the Company, and in addition, if any party seeks approval or permission to remove shares from the restrictions and limitations of this Agreement, for any purpose, approval of any such action shall be made by the Electors as provided in
Article II.

          2.03 Electors Action During Life of WCM. During the life of WCM, the Electors shall take any action and shall cause all shares subject to this Agreement to be voted as may be determined jointly by WCM and JBM.

          2.04 Electors Action During Life of JBM. Upon the death WCM, and during the lifetime of JBM, the Electors shall take any action and shall cause all shares subject to this Agreement to be voted as may be determined JBM.

          2.05 Electors Action After Death of WCM and JBM.
Following the death of both WCM and JBM, the Electors shall take any action and shall vote all shares subject to this Agreement as may be determined by the vote of two-thirds of the Electors.

          2.06 Removal from Provisions of Agreement. Any party seeking approval to remove all or any shares of stock owned by such party from the provisions of this Agreement, on a limited or permanent basis, must have the approval of WCM and JBM, during their lifetimes.

          2.07 Conversion of Shares. Any party desiring to convert any shares of Class B Common Stock into shares of Class A Common Stock of the Company, shall obtain the approval of the Electors to such conversion, in accordance with the provisions of
Section 2.03., 2.04 or 2.05 (as the case may be).

          2.08 Successor Elector. WCM and JBM jointly, or the survivor of them, at any time shall have the right by an instrument in writing, executed with the same formality required for the conveyance of real property in the State of New York, to designate a successor to AKH, which designation will become effective upon the death, resignation or removal of AKH. In the event of death, resignation or removal of WCM or JBM there shall be no successor to such party, but in the case of the death, resignation or removal of any other designated Elector, such Elector's eldest living child shall be the successor unless the Elector shall appoint a successor by an instrument in writing, executed with the same formality required for the conveyance of real property in the State of New York. Any such appointment, to be effective, shall be from the class of the designated Elector's spouse and descendants who are bound by the terms of this Agreement.

          In the event of the death, resignation or removal of any successor Elector (other than a successor to AKH) all subsequent successors to that Elector's position shall be elected by those persons bound by the terms of the Agreement who are descendants (or spouses of descendants) of the Elector originally designated for the position to be filled. The election shall be by weighted vote of those beneficially owned shares of stock covered by this Agreement with each "B" share being entitled to ten (10) votes and each "A"' share being entitled to one (1) vote.

          2.09 Determination of Action. Any action required or permitted to be taken by the Electors may be taken at a meeting held on three days written or telephoned notice, provided that a quorum of at least the number of Electors whose affirmative vote is required under Sections 2.03, 2.04 or 2.05 (as the case may be), is present, or by an instrument in writing signed by all Electors.

          2.10 Verification of Action. Any person shall be indemnified and held harmless by the Electors from any claim, loss or damage allegedly arising out of action taken in reliance on a certification that the Electors have validly taken action under Section 2.09, if such certification is executed by WCM, JBM or AKH, or such other Elector as may be determined by action under Section 2.03, 2.04 or 2.05 (as the case may be).

III.  RESTRICTIONS ON TRANSFER, OPTIONS, PURCHASE OF SHARES

          3.01 Restrictions on Transfer. Each of the Holders expressly agrees:

               (a) Not to sell, transfer, pledge, assign or otherwise in any manner dispose of or encumber any shares of Company at any time owned by him and subject to this Agreement, unless and until he shall have first offered to sell such shares to the other Holders, and thereafter to the Company at a price to be determined, as provided in Section 3.06.

               (b) The foregoing restriction shall not apply in the case of transfers directly or indirectly to or for the benefit of another Holder, including, for purposes of this
Section 3.01(b), a spouse or descendant of a Holder, provided that the transferee, if not already a party to this Agreement, shall become such immediate upon said transfer.

          No dividend shall be paid on any shares sold, transferred, pledged, assigned or encumbered in breach of this Agreement.

          3.02 Options. Successive options on the part of the other Holders and thereafter the Company, to purchase all or any of the shares owned by the Holder referred to in (a) or (b) of this Section, as the case may be, at a price determined as provided in Section 3.06, shall arise upon the happening of any one or more of the following events:

               (a) death of a Holder; or
               (b) receipt by the other Holders of an offer to sell shares made pursuant to Section 3.01.

          3.03 Option Periods.  An option arising under
Section 3.01 shall remain in force:

               (a) for successive periods of 60 days following the receipt of the offer if the option arises under Section
3.02(b); or

               (b) for successive periods of 60 days after the other Holders have received notice of the appointment of the personal representative of a deceased Holder, if the option arises under Section 3.02(a).

          3.04 Notice of Option and Exercise.

               (a) An offer to sell pursuant to Section 3.01, or a notice pursuant to Section 3.03(b), shall be in writing and given to each of the Holders and to the Company in accordance with Section 4.03. An offer to sell pursuant to Section 3.01 shall be accompanied by a copy of any bona fide offer relied upon by the offeror.

               (b) An option on the part of the Holders or the Company may be exercised within the period specified in
Section 3.03 by the giving of notice of such exercise by the Holders or the Company, as the case may be, to the Holder whose shares are to be purchased or his personal representative, as the case may be.

               (c) If no such notice of exercise be given within the time specified in Section 3.03, then the offeror or his personal representative, as the case may be, may, during the period of 90 days thereafter, transfer the shares as to which the option shall not have been exercised, free of the restrictions of
Section 3.01, provided, however, that if such option shall arise by reason of Section 3.02(b), then such transfer shall be at a price not less than and on terms and conditions no more favorable than, those specified in any bona fide offer relied upon by such Holder.

          3.05 Proportions on Exercise. Holders who exercise any option to purchase given under this Agreement shall participate in any purchase in proportion to their holdings of the class of shares offered, which are subject to this Agreement, unless some other proportion is agreed upon in writing by the purchasers. A right to acquire shares pursuant to this Agreement may be transferred or assigned only to another Holder (as defined in Section 3.01(b)).

          3.06 Option Price. In the event an option to purchase shares shall arise under Section 3.02, the option price of such shares shall be a price per share equal to the average between the high and the low prices of such stock on the American Stock Exchange on the day of death, if the option arises under
Section 3.02(a) or on the day of receipt of the offer, if the option arises under Section 3.02(b).

          3.07 Payment for Shares. Payment for shares purchased pursuant to this Agreement shall be made, certificates for the shares duly endorsed for transfer with all required Federal and State Transfer Stamps affixed shall be delivered, and title to the shares shall pass as follows:

               (a) 10 percent of the purchase price shall be paid in cash within 10 days after exercise of the option; the remaining 90 percent shall be paid in 60 equal monthly installments to be represented by a promissory note of the purchaser, bearing interest payable monthly at the highest rate of interest legally permissible at the beginning of the month in which paid.

               (b) Title to the shares shall pass to the purchaser immediately upon payment of 10 percent of the purchase price in cash and delivery of the notes, and certificates for the shares, duly endorsed for transfer, shall thereupon be delivered to the purchaser. The purchaser shall thereupon pledge such certificates to the seller, who shall hold them as security for payment of the notes; but unless and until a default occurs under the terms of one or more of the notes, the purchaser shall have the sole right to vote the shares (as such right may be modified by the provisions of this Agreement) and collect all dividends and other distributions thereon. Upon the payment of the last note and all accumulated interest, the certificates shall be redelivered to the purchaser free and clear of such pledge.

          IV.  DURATION; TERMINATION; NOTICES

          4.01 Duration. Unless terminated in accordance with this Section 4.01, this Agreement shall continue in force until December 31, 2015 and thereafter shall be renewed automatically from year to year unless at least 90 days before December 31 in any year, any party hereto shall give to the other parties notice in writing of his election to have the Agreement terminate on December 31 of such year. All notices pursuant to this Agreement shall be given in accordance with Section 4.03.

          4.02 Termination. This Agreement shall also terminate upon the occurrence of any of the following events:

               (a)  Cessation of Company's business;
               (b) Bankruptcy, receivership or dissolution of Company;
               (c)  Upon mutual agreement of the holders of
85 percent of the shares of Company subject to this Agreement;
               (d) Whenever there is only one surviving Holder bound by the terms hereof; or
               (e) Upon five days notice by Company that at least two-thirds of the holders of record of shares entitled to vote thereon have approved a merger, consolidation, reorganization or plan for liquidation, dissolution or sale of substantially all of the Company's assets.

          4.03 Notices. All notices, requests, demands and other communications relating to this Agreement or required or permitted hereunder shall be in writing and shall be deemed to have been duly given when received, if personally delivered or mailed, first-class postage prepaid, addressed to the address of the party to whom such notice is directed as it appears on the records of Company.

          V.   SETTLEMENT OF DISPUTES

          5.01 Arbitration. All disputes, differences and controversies, of any nature whatsoever, relating to or arising under or in connection with this Agreement shall be settled and finally determined by arbitration in the City of Buffalo, New York, under the then existing Rules of the American Arbitration Association.

          VI.  MISCELLANEOUS PROVISIONS

          6.01 Entire Agreement. This instrument contains the entire agreement of the parties with respect to its subject matter, and supersedes and replaces any prior agreement or understanding, and no amendment, modification or waiver of any provision hereof shall be valid unless it be in writing and signed by all the parties hereto.

          6.02 Non-Waiver. The waiver of or failure to take action with regard to, any breach of any term or condition of this Agreement shall not be deemed to constitute a continuing waiver or a waiver of any other breach of the same or any other term or condition.

          6.03 Paragraph and Other headings. The paragraph and other headings contained in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

          6.04 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any of which shall be deemed an original, and all of which shall constitute one and the same instrument, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

          6.05 Persons Bound. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective legal representatives, heirs, distributees, successors and assigns, including any shareholders of the Company who may subsequently become parties by their signatures at the end hereof.

          6.06 Choice of Law. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of New York.

          6.07 Gender and Number. The masculine gender as used in this Agreement shall be deemed to refer to and include the feminine and neuter genders and the singular or plural when required by the context shall be deemed to include the plural or singular, as the case may be, the word "person" shall include corporation, firm, partnership or other form of association.

          6.08 Severability. If any provision of this Agreement or the application thereof to any person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other persons and circumstances shall not be affected thereby.

          6.09 Inconsistent Provisions. If any provision of this Agreement is inconsistent with any provision of any other document required or executed pursuant to this Agreement, the provisions of this Agreement shall be controlling and supersede such other document.

          IN WITNESS WHEREOF, the parties have hereunto set their hands and seals the day and year first above written.

______________________(L.S.)  ________________________(L.S.)
  William C. Moog                  Jane B. Moog


______________________(L.S.)  ________________________(L.S.)
  Richard A. Aubrecht              Nancy Moog Aubrecht


______________________(L.S.)  ________________________(L.S.)
  Constance Moog Silliman          Jeanne M. Moog


______________________(L.S.)  ________________________(L.S.)
  Douglas B. Moog                  Susan L. Moog


______________________(L.S.)  ________________________(L.S.)
  James R. Silliman, Jr.           Michael K. Silliman


______________________(L.S.)
   Albert K. Hill

                            EXHIBIT B

                     JOINT FILING AGREEMENT
          Pursuant to Rule 13d-l(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed on behalf of all of the undersigned with respect to the ownership by each of the undersigned of shares of Common Stock of Moog Inc.

          This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          EXECUTED as a sealed instrument this 13th day of July, 1995.


                                   Christian F.P. Aubrecht*
                                   Christian F.P. Aubrecht


                                   Johannes A.S. Aubrecht*
                                   Johannes A.S. Aubrecht


                                   Nancy M. Aubrecht*
                                   Nancy M. Aubrecht


                                   Richard A. Aubrecht
                                   Richard A. Aubrecht


                                   Albert K. Hill*
                                   Albert K. Hill


                                   Douglas B. Moog*
                                   Douglas B. Moog


                                   Jeanne M. Moog*
                                   Jeanne M. Moog


                                   Rachel C. Moog*
                                   Rachel C. Moog


                                   Sandra A. Moog*
                                   Sandra A. Moog


                                   Susan L. Moog*
                                   Susan L. Moog

                                   Catherine A. Silliman*
                                   Catherine A. Silliman
                                     (DelVecchio)


                                   Constance Kent Moog Silliman*
                                   Constance Kent Moog Silliman


                                   James R. Silliman*
                                   James R. Silliman


                                   John D. Silliman*
                                   John D. Silliman


                                   Michael K. Silliman*
                                   Michael K. Silliman


                                   Susan M. Silliman*
                                   Susan M. Silliman



*  By:    Richard A. Aubrecht
          Richard A. Aubrecht
          Attorney-in-Fact















_____________________

     * This Agreement was executed by Richard A. Aubrecht pursuant to the Power of Attorney attached hereto as Exhibit C.

                            EXHIBIT C

                        POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints
Richard A. Aubrecht and Constance Kent Moog Silliman, and each of them, with full power to act without the other, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself or herself as an individual, or in his or her capacity as a trustee or custodian, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act of otherwise granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

          IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 15th day of May, 1995.


                                   Christian F.P. Aubrecht
                                   Christian F.P. Aubrecht


                                   Johannes A.S. Aubrecht
                                   Johannes A.S. Aubrecht


                                   Nancy M. Aubrecht
                                   Nancy M. Aubrecht


                                   Richard A. Aubrecht
                                   Richard A. Aubrecht


                                   Albert K. Hill
                                   Albert K. Hill


                                   Douglas B. Moog
                                   Douglas B. Moog


                                   Jeanne M. Moog
                                   Jeanne M. Moog

                                   Rachel C. Moog
                                   Rachel C. Moog


                                   Sandra A. Moog
                                   Sandra A. Moog


                                   Susan L. Moog
                                   Susan L. Moog


                                   Catherine A. Silliman
                                   Catherine A. Silliman
                                     (Del Vecchio)


                                   Constance Kent Moog Silliman
                                   Constance Kent Moog Silliman


                                   James R. Silliman
                                   James R. Silliman


                                   John D. Silliman
                                   John D. Silliman


                                   Michael K. Silliman
                                   Michael K. Silliman


                                   Susan M. Silliman
                                   Susan M. Silliman